BECKMAN, LIEBERMAN & BARANDES, LLP ATTORNEYS AT LAW 116 John Street, New York, NY 10038	TELEPHONE (212) 608-3500 TELECOPIER (212) 608-9687
Long Island Office 100 Jericho Quadrangle, Jericho, NY 11753 Ext. 127 Direct Fax (212) 608-9687 E-Mail: RBarandes@BLBLLP.com

January 23, 2008

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549 - 7010
Attn: Edward N. Kelly, Senior Counsel

Re:	Versadial, Inc., formerly Carsunlimited.com, Inc. Registration Statement on Form SB-2, as amended Filed January 3, 2008 - File# 333-141365

Ladies and Gentlemen:

On behalf of Versadial, Inc. (“Company”) or (“Versadial”), the following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (“SEC”) set forth in its letter dated January 11, 2008 with respect to the above referenced document filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your January 11, 2008 letter. We are providing a hard copy red-lined version of the Registration Statement to facilitate your review.

1.	Please be advised supplementally that we have revised the Registration Statement to set forth Versadial’s SIC code number which is 3999.

2.
Please be advised supplementally that we have not made any change to the disclosure under the heading “Debt Financing” commencing on page 9 of the Registration Statement, as the existing text fully and fairly describes the understanding with the investor. No required date for effectiveness of the Registration Statement has been established. The Company, on a current basis, advises the investor of the status of its efforts to have the registration statement declared effective, and through the date of this letter the investor has not requested the establishment of a date by which the Registration Statement is to effective. There is no formal amendment to the registration rights agreement that has not yet been filed as an exhibit to the Registration Statement.

BECKMAN, LIEBERMAN & BARANDES, LLP
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	January 23, 2008
Page -2-

3.	Please be advised supplementally that we have filed the Credit Memo between the Company and Avon as exhibit 10.18 to the Registration Statement Amendment No 4.

4.
Please be advised supplementally that we have revised the disclosure under the heading “Sublicense Agreement with SCG” and elsewhere in the Registration Statement to set forth the recent extension for payment of the sublicense fee formerly due on December 31, 2007. We have also filed Amendment No. 4 to the Sublicense Agreement as exhibit 10.19 to the Registration Statement Amendment No. 4.

5.	Please be advised supplementally that the Company has revised the statements of stockholders’ deficit to conform to the staff’s comment in the SB-2 and the amended Form 10-KSB for June 30, 2007.

6.
Please be advised supplementally that the Company has revised the statements of stockholders’ deficit to conform to the staff’s comment in the SB-2 and the amended Form 10-KSB for June 30, 2007. Please note that the $7.5 million was raised by the public shell at the date of the merger and utilized to pay down primarily debt of Innopump. This amount is reflected in the Company’s financial statements as convertible debt. The respective use of the funds is more fully described on the Company’s cash flow statement for the year ended June 30, 2007 under supplemental information and the convertible debt in Note 10 (Convertible note and interest) to the financial statements.

7.	Please be advised supplementally that Note 8 to the Company’s audited consolidated financial statements has been revised to conform to the staff’s comment.

8.
Please be advised supplementally that we have amended the exhibit index in the manner requested in the staff’s comment so there is footnote disclosure as to the omission of certain text for which confidential treatment has been requested.

9.
We understand the position of the staff expressed in this paragraph, and the Company has refrained from requesting acceleration of the Registration Statement while the Company’s confidential treatment application is still under review, and where the staff has yet to review Amendment no. 4 to the Registration Statement being filed contemporaneously herewith.

10.	Please be advised supplementally that the Company will revise the certification in its future Exchange Act filings in accordance with the staff’s comment.

BECKMAN, LIEBERMAN & BARANDES, LLP
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	January 23, 2008
Page -3-
Very truly yours,

Beckman, Lieberman & Barandes, LLP

By:	/s/ Robert Barandes
Robert Barandes

RB/cr